Exhibit 21.1


                                SUBSIDIARIES

1.    Zilog Asia Ltd., a Hong Kong company.

2.    Zilog Philippines, Inc., a Philippines corporation.

3. Zilog Electronics Philippines, Inc. a Philippines corporation and wholly owned subsidiary of Zilog Philippines, Inc.

4.    Zilog Japan KK, a Japanese company.

5.    Zilog International Ltd., a Cayman Island corporation.

6.    Zilog India Electronics Ltd., an Indian corporation.

7.    ZiLOG-MOD III, Inc., a Delaware corporation.